Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 16, 2013

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             Hatteras GPEP Fund II, LLC (Registration No. 811-22594)

(the “Fund” or the “Registrant”)

Dear Mr. Di Stefano:

Set forth below are our responses to your comments on the Registrant’s Preliminary Proxy Materials (the “Proxy Statement”) filed on December 4, 2013 in connection with a special meeting of members of the Fund being held: (1) to elect eight nominees to the Board of Managers of the Fund; (2) to approve an investment advisory agreement between Scotland Acquisition, LLC d/b/a Hatteras Funds, LLC (“Hatteras”) and the Fund; (3) to approve an investment sub-advisory agreement among Capvent US Advisors LLC, Hatteras and the Fund; and (4) to approve the transfer of any amount payable to the Fund’s investment manager in the Fund’s carried interest account to Hatteras.  Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement.

Board Approval and Recommendation of Proposal 4

1.                                      Provide additional information regarding the Board’s determination that approval of Proposal 4 is in the best interest of the Fund.

Proposal 4 concerns the transfer of any amount payable to the Fund’s investment manager in the Fund’s carried interest account to the Purchaser as part of the Purchase underlying the Proxy Statement.  At a meeting held on November 22, 2013, the Board determined that the Purchase is in the best interest of the Fund.  The bulk of the Board’s considerations in making the aforementioned determination are described in the sections regarding the Board’s Approval and Recommendation of the Advisory Agreement and the Board’s Approval and Recommendation of the Sub-Advisory Agreement (Proposal 2 and Proposal 3, respectively).

The transfer of any amount payable to the Fund’s investment manager in the Fund’s carried interest account itself is merely part of the asset transfer of the Purchase and Proposal 4 is not expected to impact the economic interests of the Fund or the Fund’s investors.  In addition, the aforementioned transfer is necessary to facilitate payments to the new investment adviser and to effect the Advisory Agreement found to be in the best interest of the Fund.  Because the Board determined that the Purchase and the Advisory Agreement are in the best interest of the Fund, that Proposal 4 is necessary to facilitate the Purchase and facilitate payments to the new investment adviser under the Advisory Agreement and that Proposal 4 is not expected to impact the economic interests of the Fund or its investors, the Board concluded that Proposal 4 is in the best interest of the Fund.

The Registrant will add details similar to those above to the definitive proxy statement.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2902.

Very truly yours,

/s/ John P. Foley
John P. Foley

cc:	J. Michael Fields, Hatteras Funds
Joshua B. Deringer, Esq.